Exhibit 99.77(q)(1)(e)(1)

February 1, 2018

Mr. Todd Modic

Senior Vice President

Voya Investments, LLC

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

Pursuant to the Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Funds Trust (“VFT”) and Voya Investments, LLC (the “Agreement”), we hereby notify you of our intention to modify the annual management fee for Voya Strategic Income Opportunities Fund (the “Fund”), effective as of February 1, 2018, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement. The Amended Schedule A, which indicates the modified annual management fee for the Fund, is attached hereto.

Please signify your acceptance to the modified annual management fee for the aforementioned Fund by signing below where indicated.

Very sincerely,

By: /s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President

Voya Funds Trust

Accepted and Agreed to:

Voya Investments, LLC

By: /s/ Todd Modic

Name: Todd Modic

Title:   Senior Vice President, Duly Authorized

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

between

Voya Funds Trust

and

Voya Investments, LLC

Series	Effective Date	Annual Management Fee (as a percentage of average daily net assets)
Voya Floating Rate Fund	May 1, 2015	0.65% on all assets
Voya High Yield Bond Fund	May 1, 2015	0.61% on first $500 million of assets; 0.55% on next $4.5 billion of assets; and 0.50% thereafter
Voya Intermediate Bond Fund	May 1, 2015	0.27% on all assets
Voya Short Term Bond Fund	May 1, 2015	0.45% on all assets
Voya Strategic Income Opportunities Fund	February 1, 2018	0.50% on all assets